Certificate of CHange filed Pursuant to NRS 78.209

For Nevada Profit Corporations

1. Name of corporation:

Globalink, Ltd.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

100,000,000

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

500,000,000

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

5

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

none

7. Effective date of filing (optional):

8. Officer Signature:	X /s/ Robin Young	President
Title

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.